SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2020

OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
Commission file number 333-179701, 333-82306, 333-115028, 333-135128, 333-156242, and 333-233037
    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFORMATION

    A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Forms S-8 Registration Statements relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, 333-156242, and 333-233037) is set forth hereto as Exhibit 23.1. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, which does business as AES Indiana, pursuant to 18 U.S.C. 1350, is attached hereto as Exhibit 99.1.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Employees’ Thrift Plan of Indianapolis
Power & Light Company
December 31, 2020 and 2019,
and Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

Employees’ Thrift Plan of Indianapolis Power & Light Company
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019, and Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator (the Employees’ Pension and Benefits Committee) of the Employees’ Thrift Plan of Indianapolis Power & Light Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since 2008
Indianapolis, Indiana
June 23, 2021

Employees' Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments - at fair value	$203,996,558	$185,749,758

Receivables:
Notes receivable from participants	3,354,841	3,684,680
Participant contributions	228,241	270,713
Employer contributions	100,900	125,580
Total receivables	3,683,982	4,080,973

Total assets	207,680,540	189,830,731

Net assets available for benefits	$207,680,540	$189,830,731

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions
Investment income:
Net appreciation in fair value of investments	$24,766,663
Interest and dividends	1,401,991
26,168,654

Interest income on notes receivable from participants	184,485

Contributions:
Participants	7,369,566
Rollovers	335,763
Employer	3,491,912
11,197,241

Total additions	37,550,380

Deductions
Benefit payments	19,626,081
Administrative expenses	74,490
Total deductions	19,700,571

Net increase	17,849,809

Net assets available for benefits:
Beginning of year	189,830,731
End of year	$207,680,540

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
1. Description of the Plan
The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (the Company), which does business as AES Indiana, is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.
General
The Plan is administered by the Employees’ Pension and Benefits Committee (the Pension Committee), which is a committee as appointed from time to time by the Company's Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. Eligible participants are automatically enrolled in the Plan after 30 days unless they affirmatively decline to participate. The Plan’s trustee and record-keeper of the Plan’s assets is T. Rowe Price Trust Company (T. Rowe Price). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Employees have the option of contributing anywhere from 1% to 50% of base compensation, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. If automatically enrolled, a participant’s deferral is set to 4% of eligible compensation until changed by the participant. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. Employer-matching contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees; and 4% for other eligible employees. These employer-matching contributions are invested in the same funds the employee elects to have his/her contributions invested in. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president. Annual lump-sum contributions of $168,639 and $173,020 were made in 2020 and 2019, respectively. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, and any additional employer contributions as provided under the Plan. Participants have the option of investing their contributions in one or any combination of the available funds, which

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
includes a self-directed brokerage account. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates. Participant fund transfers are subject to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.
Vesting
Employee before and after-tax contributions are non-forfeitable and fully vested at all times. All eligible employees (including union and nonunion employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.
Employee Stock Ownership Plan
The portion of the Plan invested in AES common stock is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Under the ESOP provisions, participants have the option to either receive, in cash, the distribution of dividends from AES or to reinvest the dividends in AES common stock. Effective March 1, 2018, the AES Common Stock investment option is closed to future contributions.
Forfeitures
Termination of employment before the five-year vesting term requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer-matching contributions. Unallocated forfeiture balances as of December 31, 2020 and 2019, were $4,546 and $9,112, respectively, and forfeitures used to reduce employer contributions for 2020 and 2019 were $714 and $11,042, respectively.
Payment of Benefits
Upon separation from service with the Company due to death, disability, retirement, or termination, a participant, or the participant’s beneficiary, may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option to maintain the account until required minimum distributions are mandatory; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his/her vested account balance in December of that respective year.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
(the IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Assets
Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Benefits Department of the Company. The Payroll and Benefits Departments of the Company conduct day-to-day activities of the Plan at the designation of the Pension Committee.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Most permittable plan expenses are paid by plan participants.
Participant Loans
Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans. A participant may not have more than four loans outstanding at any point in time.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
In the event of plan termination, participants would become 100% vested in their employer contributions.
COVID-19 Pandemic
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was enacted and signed into law. The law included provisions that allowed an increase to loan capacity to the lesser of $100,000 or 50% of vested assets until September 22, 2020, a specific COVID-19 hardship distribution of up to $100,000 until December 30, 2020, an allowance for an up to one-year delay on existing loan repayments due through December 31, 2020, and the elimination of the required minimum distributions for 2020. On April 11, 2020, the Company elected to implement these provisions of the CARES Act.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•Level 1 - Quoted prices in active market for identical assets.
•Level 2 - Significant observable inputs. Level 2 inputs include the following:
•quoted prices for similar assets and liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in markets that are not active;
•observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management assumptions regarding market participant assumptions used in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
Following is a description of the valuation techniques and inputs used for each general type of investments measured at fair value by the Plan:
AES Common Stock: AES common stock is valued at the closing price reported on the active market on which AES common stock is traded.
Mutual Funds: Mutual funds, including money market funds and the self-directed brokerage accounts, are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.
Common/Collective Trusts (CCTs): Valued at net asset value provided by the administrator of the funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total
AES common stock	$13,690,681	$—	$—	$13,690,681
Money market funds	5,113,800	—	—	5,113,800
Mutual funds	18,930,702	—	—	18,930,702
Self-directed investments	2,156,769	—	—	2,156,769
Collective investment trusts	164,104,606	—	—	164,104,606
Total assets at fair value	$203,996,558	$—	$—	$203,996,558

	Fair Value Measurements at December 31, 2019
	Level 1	Level 2	Level 3	Total
AES common stock	$13,214,554	$—	$—	$13,214,554
Money market funds	2,557,359	—	—	2,557,359
Mutual funds	29,530,713	—	—	29,530,713
Self-directed investments	939,038	—	—	939,038
Collective investment trusts	139,508,094	—	—	139,508,094
Total assets at fair value	$185,749,758	$—	$—	$185,749,758

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020
4. Related Party and Party-in-Interest Transaction

One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of the Company, all investment transactions involving AES common stock qualify as party-in-interest transactions. However, the transactions are exempt from the prohibited transactions rules under ERISA. During 2020 and 2019, the Plan received $358,638 and $375,107 in common stock dividends from AES, respectively.

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (MSA) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust fund service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan.
If the revenue received by T. Rowe Price from such mutual fund or collective trust fund service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2020 and 2019, $7,633 and $7,167, respectively, was remitted to the Plan's trust. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.
5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Tax Status

The Plan has received a determination letter from the IRS dated August 17, 2017 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2020

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained by examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Subsequent Event

Effective January 1, 2021 the Plan was amended to allow employees the option of contributing anywhere from 1% to 85% of base compensation in increments of 1%, remove the 1,000 hour eligibility requirement for part-time employees, and include a Roth 401(k) deposit option for all participants.

Supplemental Schedule

Employees' Thrift Plan of Indianapolis Power & Light Company
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN 35-0413620 Plan #003
December 31, 2020

Party-in-interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
(a)	(b)	(c)		(d)	(e)
	Money Market Mutual Funds:
*	T. Rowe Price Trust Company	TRP Government Money Market Fund	5,713	**	5,713
	Vanguard	Vanguard Fed Money Market Fund	5,108,087	**	5,108,087
	Total Money Market Mutual Funds				5,113,800

	Mutual Funds:
	American Funds	American EuroPacific Growth Fund	27,986	**	1,925,203
	American Funds	American Washington Mutual Investment	71,873	**	3,598,699
*	T. Rowe Price Trust Company	Blue Chip Growth Fund	59,202	**	9,799,194
	Charles Schwab	Self-Directed Brokerage Mutual Funds	—	**	2,156,769
	Metropolitan West Funds	Met West Total Return Bond Fund	322,395	**	3,607,606
	Total Mutual Funds				21,087,471

	Common/Collective Trusts:
	Rothschild & Co. Asset Mgmt US	Rothschild US Small/Mid-Cap Co CI 2	1,507	**	36,625
	State Street Global Advisors	State St US Bond Index Fund	161,286	**	1,897,214
	State Street Global Advisors	State St Russell Sm/Mid Cap Index Fund CL II	261,527	**	3,910,626
	State Street Global Advisors	State Street S&P 500 Index Fund Class II	482,600	**	7,510,233
	State Street Global Advisors	State St Gbl All Cp EQ ex-US IdxSL CI II	860	**	10,853
*	T. Rowe Price Trust Company	TRP Stable Value Fund - N	20,475,595	**	20,475,595
*	T. Rowe Price Trust Company	Retirement 2005 TR Fund	28,377	**	524,695
*	T. Rowe Price Trust Company	Retirement 2010 TR Fund	21,213	**	413,867
*	T. Rowe Price Trust Company	Retirement 2015 TR Fund	412,418	**	8,689,666
*	T. Rowe Price Trust Company	Retirement 2020 TR Fund	956,065	**	21,683,568
*	T. Rowe Price Trust Company	Retirement 2025 TR Fund	1,324,750	**	32,284,160
*	T. Rowe Price Trust Company	Retirement 2030 TR Fund	1,164,724	**	30,201,293
*	T. Rowe Price Trust Company	Retirement 2035 TR Fund	500,772	**	13,615,993
*	T. Rowe Price Trust Company	Retirement 2040 TR Fund	268,349	**	7,554,047
*	T. Rowe Price Trust Company	Retirement 2045 TR Fund	216,535	**	6,158,269
*	T. Rowe Price Trust Company	Retirement 2050 TR Fund	149,041	**	4,237,240
*	T. Rowe Price Trust Company	Retirement 2055 TR Fund	98,771	**	2,806,102
*	T. Rowe Price Trust Company	Retirement 2060 TR Fund	115,212	**	2,094,560
	Total Common/Collective Trusts				164,104,606

	Stock:
*	The AES Corporation	The AES Corporation Common Stock	582,582	**	13,690,681

	Notes Receivable from Participants:
	Participant Loans	Interest rates from 4.25% to 6.50% with various maturities through October 2029			3,354,841
	Total				$207,351,399

	* Party-in-interest.
	** Participant directed investment, cost not required.